82-04659

# INTERIM 2006



**Aggreko plc Interim Report 2006**



aggreko

# INSIDE




www.aggreko.com/investors

**On our website**
Visit our investors' section at **www.aggreko.com/investors** for the following:
- Interim Results Announcement 2006
- Interim Results Presentation
- Annual Report and Accounts 2005
- IFRS Analyst Briefing March 2005
- Interactive Charting 2000-2005
- Major Projects 2005 – Image Gallery

# HIGHLIGHTS

**Performance for the six months ended 30 June 2006**

| | 2006 | 2005 | Movement As reported % | Movement Constant Currency % |
|---|---|---|---|---|
| Revenue £m | 238.0 | 167.2 | 42.4 | 38.1 |
| Trading profit £m | 30.7 | 17.8 | 72.3 | 63.7 |
| Profit before tax £m | 29.6 | 16.6 | 78.4 | |
| Diluted EPS pence | 7.08 | 4.13 | 71.4 | |
| Dividend per share pence[1] | 2.53 | 2.34 | 8.0 | |

**Revenue £m**



2006 238.0
2005 167.2 417.7
2004 150.8 323.6
2003 159.3 331.8
2002 167.7 340.1


**Trading profit £m**



2006 30.7
2005 17.8 59.6
2004 16.8 45.1
2003 17.8 42.1
2002 26.3 58.2


**Profit before tax £m**



2006 29.6
2005 16.6 56.4
2004 15.7 42.5
2003 17.2 40.1
2002 25.6 55.1


**Diluted eps pence**



2006 7.08
2005 4.13 13.72
2004 3.98 10.79
2003 4.36 10.14
2002 6.04 13.02


**Dividend per share pence**



2006 2.53[1]
2005 2.34 6.11
2004 2.25 5.82
2003 2.20 5.65
2002 2.20 5.55


■ Half year □ Full year

[1] Under IFRS the liability for an interim dividend is only recognised in the period when it is approved and therefore these interim accounts do not reflect the interim dividend of 2.53 pence (2005: 2.34 pence). The dividend in the accounts represents the final dividend for 2005 of 3.77 pence per share which was paid during the first half of 2006.

# Chairman's Statement



**Philip Rogerson**
**Chairman**

**Introduction**
I am pleased to report that Aggreko has produced a very strong set of results for the first half of 2006. The businesses in North America and International have continued to grow strongly, while we have made some encouraging progress in Europe.

**Trading**
Reported revenue in the first half increased by 42.4% to £238.0 million. Revenue, in constant currency[1] and excluding £18.3 million of pass-through fuel revenue[2] from our International business, increased by 31.3%.

Pre-tax profits rose to £29.6 million, an increase of 78.4% and basic earnings per share grew by 71.9% to 7.14 pence; diluted earnings per share grew by 71.4% to 7.08 pence. Earnings per share growth has been slightly slower than growth in pre-tax profits due to a higher tax charge arising from the changing geographic mix in our regional profits.

During the first six months of the year, Aggreko's capital expenditure amounted to £70.6 million, compared to £29.1 million in the same period last year. It is expected that capital expenditure for the full year will be around £130 million compared with £80.2 million in 2005. This increase in capital expenditure reflects the continued high levels of utilisation across the Group, most notably in our North American and International businesses. This investment will support continued revenue growth and includes further additions to our new fleet of gas-powered generators. The flexibility and short lead-time of our design and assembly operation allows Aggreko to increase or reduce capital expenditure very quickly in response to market conditions.

Largely as a consequence of the higher level of capital expenditure, net debt increased during the period by £27.3 million to £130.2 million; this compares with £99.7 million at 30 June 2005. Aggreko's financial position remains strong, as measured by net assets of £213.0 million (30 June 2005: £183.4 million) and interest cover of 11.5 times (2005: 10.1 times).

**Dividend**
Taking account of the strong trading performance, the Board has decided to declare an interim dividend of 2.53 pence per share, which is an increase of 8% over the 2005 interim dividend. This interim dividend will be paid on 17 November 2006 to shareholders on the register at 20 October 2006, with an ex-dividend date of 18 October 2006.

**Outlook**
Aggreko's International Power Projects business continues to trade strongly. Several large new contracts have been secured including 100MW in Kenya, our first large gas contract in Tanzania and additions to our contract in Uganda. In addition, we have recently signed a contract for a further 50MW in the Yemen. As a result, we expect a strong performance from the International Power Projects business in the second half. We also expect that the Local business in Aggreko International will continue to grow year-on-year in the second half, although the rate of growth is likely to be slower than in the first half.

In North America the momentum gained during the first half has enabled us to make a good start to our key summer season. Although the second half of 2005 benefited from $32 million of exceptional hurricane-related revenues, the growth of our base business is such that we expect the region to exceed the performance achieved in the second half of last year.

The European business has for many years been highly seasonal, with most of the profits being made in the second half. We have had a strong start to the summer trading season, and revenues in the first two months of the second half have been well ahead of last year. Given this strong start we expect performance in the second half, and for the year as a whole, to be materially better than 2005.

At a Group level, we now expect Aggreko's performance for the year to be ahead of our previous expectations.

**Philip G Rogerson**
Chairman

14 September 2006

1 Constant currency takes account of the impact of translational exchange movements in respect of our businesses which operate in currency other than sterling.
2 Pass-through fuel revenue relates to contracts in our International Projects business where we pass on fuel costs to the customer at little or no profit margin.

# Operating and Financial Review



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

## Group Trading Performance

Aggreko's performance during the first half of 2006 has been very strong, and the Group has made good progress compared with the first half of 2005. Group revenue, as reported, was £238.0 million (2005: £167.2 million), which was 42.4% higher than 2005; Group trading profit of £30.7 million (2005: £17.8 million) was 72.3% ahead. Group trading margin improved from 10.7% in 2005 to 12.9% in 2006 and return on capital employed, measured on a rolling 12-month basis, improved to 21.1% from 15.6%.

Group profit before tax grew by 78.4% to £29.6 million (2005: £16.6 million). An increase in the proportion of profits arising in North America took the overall tax rate from 33.5% to 36.0% in 2006, resulting in profit after tax rising 71.7% to £19.0 million (2005: £11.0 million). Earnings per share increased by 71.9% to 7.14 pence (2005: 4.16 pence).

| | 2006 £ million | 2005 £ million | Movement As reported | Movement Constant currency |
|---|---|---|---|---|
| Revenue | **238.0** | 167.2 | 42.4% | 38.1% |
| Revenue excl pass-through fuel | **219.7** | 162.3 | 35.4% | 31.3% |
| Trading profit | **30.7** | 17.8 | 72.3% | 63.7% |
| Operating profit | **32.4** | 18.4 | 76.0% | 67.3% |
| Net interest expense | **(2.8)** | (1.8) | (54.1)% | |
| Profit before tax | **29.6** | 16.6 | 78.4% | |
| Taxation | **(10.6)** | (5.6) | (91.7)% | |
| Profit after tax | **19.0** | 11.0 | 71.7% | |
| Basic earnings per share (pence) | **7.14** | 4.16 | 71.9% | |

In the first half, the impact of currency movements – mainly the US dollar exchange rate – has been to increase revenue by £5.2 million and trading profit by £0.9 million on a like-for-like basis while pass-through fuel accounted for £18.3 million (2005: £4.9 million) of reported revenue of £238.0 million.

Excluding the impact of the currency movements as well as the pass-through fuel revenue, Group revenue grew on an underlying basis by 31.3% (as reported: 42.4%) and trading profit by 60.4% (as reported: 72.3%). On the same basis, trading margin in the first half was 13.7% (as reported: 12.9%) which compares with 11.0% in 2005 (as reported: 10.7%).

The Group's growth was made possible by a large increase in investment in new fleet during the period. Total capital expenditure for the period was £70.6 million, £41.5 million up on the prior year; notwithstanding this, the ratio of Revenue (excluding pass-through fuel) : Gross Rental Assets, which is a key measure of capital efficiency, increased by over 10 percentage points over the prior year to 67.9%.

## Regional Trading Performance

| Management Group | Geography | Revenue 2006 £ million | Revenue 2005 £ million | Change % | Trading Profit/(Loss) 2006 £ million | Trading Profit/(Loss) 2005 £ million | Change % |
|---|---|---|---|---|---|---|---|
| **Local Business** | | | | | | | |
| North America | USA & Canada | **72.2** | 50.4 | 43.3% | **12.3** | 4.9 | 152.2% |
| Europe | Northern Europe | **30.5** | 26.8 | 13.9% | **1.0** | 1.2 | (13.7)% |
| | Continental Europe | **28.3** | 24.4 | 15.7% | **(0.5)** | (0.8) | 32.8% |
| International Local Businesses | Middle East, Asia-Pacific, South America | **35.2** | 24.1 | 46.1% | **7.5** | 4.7 | 59.2% |
| **Sub-total Local Business** | | **166.2** | **125.7** | **32.2%** | **20.3** | **10.0** | **103.3%** |
| **International Power Projects** | | | | | | | |
| International | International Power Projects excl pass-through fuel | **53.5** | 36.6 | 46.3% | **9.8** | 7.8 | 25.6% |
| International | Pass-through fuel | **18.3** | 4.9 | | **0.6** | - | |
| **Sub-total International Power Projects** | | **71.8** | **41.5** | **73.3%** | **10.4** | **7.8** | **33.0%** |
| **Group** | | **238.0** | **167.2** | **42.4%** | **30.7** | **17.8** | **72.3%** |
| **Group** | | | | | | | |
| | North America | **72.2** | 50.4 | 43.3% | **12.3** | 4.9 | 152.2% |
| | Europe | **58.8** | 51.2 | 14.7% | **0.5** | 0.4 | 24.3% |
| | International | **107.0** | 65.6 | 63.3% | **17.9** | 12.5 | 42.8% |
| **Group** | | **238.0** | **167.2** | **42.4%** | **30.7** | **17.8** | **72.3%** |
| **Group excluding pass-through fuel** | | **219.7** | **162.3** | **35.4%** | **30.1** | **17.8** | **68.9%** |

The performance of each of these regions in the first half is described below:

### Local business: North America

| | 2006 $ million | 2005 $ million | Change % |
|---|---|---|---|
| Revenue | **129.3** | 94.4 | 37.1% |
| Trading profit | **22.0** | 9.1 | 141.3% |

Our Local business in North America produced another excellent performance in the first half with revenue increasing by 37.1% to $129.3 million and trading profit increasing by 141.3% to $22.0 million. Trading margin increased by more than 7 percentage points from 9.7% to 17.0%. This growth has been driven by investment in new fleet as well as the excellent performance of our sales and service teams. Encouragingly, revenue growth was very broadly based, covering many sectors and geographies.

# Operating and Financial Review continued

Amongst the sectors, we achieved particularly strong growth in oil and gas, manufacturing and construction. About $7 million of the $129 million of revenue arose from reconstruction work in the aftermath of the severe hurricane season in 2005. Reconstruction work, combined with high activity levels in petrochemicals, were major contributing factors to the strong performance of our business in the Gulf area during the first half; good growth was also seen in several other areas, most notably our businesses in the West and North East.

In terms of business mix, rental revenue grew by 30.6% and services revenue grew by 51.9%. Power revenue for the first half was 45.0% ahead of the prior year, while temperature control revenue for the period was 24.0% ahead of last year. Oil-free air revenue was 14.0% ahead of the prior period.

Our new Local business model is now well established in North America and the initial roll-out of our new Enterprise Resource Planning (ERP) system is now complete. The implementation having gone smoothly, the focus is now on driving efficiency improvement and leveraging the full benefits of the real-time information now available to run the business.

The momentum gained during the first half has enabled us to make a good start to our key summer season. Although the second half of 2005 benefited from $32 million of exceptional hurricane-related revenues, the growth of our base business is such that we expect the region to exceed the performance achieved in the second half of last year.

## Local business: Europe

| Revenue | 2006 € million | 2005 € million | Change % |
|---|---|---|---|
| Northern Europe | **44.4** | 39.1 | 13.6% |
| Continental Europe | **41.1** | 35.6 | 15.4% |
| Total Europe | **85.5** | 74.7 | 14.5% |

| Trading Profit/(Loss) | 2006 € million | 2005 € million | Change % |
|---|---|---|---|
| Northern Europe | **1.5** | 1.8 | (13.9)% |
| Continental Europe | **(0.8)** | (1.2) | 33.0% |
| Total Europe | **0.7** | 0.6 | 24.1% |

After a number of periods when we reported declining or flat revenues in Europe, it is encouraging to be able to report a second successive half-year trading period when revenues have shown double-digit growth.

In Northern Europe, revenue of €44.4 million for the first six months was 13.6% higher than the prior period. Rental revenue increased by 10.4%, with power and temperature control revenue increasing by 12.8% and 6.6% respectively; while revenues from our smallest product, oil-free air, decreased by 6.7%. Services revenue, which mainly comprises fuel and transport, grew by 19.8%. Our stated goal of increasing penetration in the construction and utilities sectors was reflected in the strong growth in the first half in both sectors, notably construction where the revenues more than doubled compared with the first half of 2005. This growth more than offset the continuing decline in telecoms where network roll-out activity is running at a greatly reduced level. Our entertainment business will receive a boost in the second half as we secured the contracts to provide power at both the Ryder Cup in September in Ireland and the Open Golf Championship which took place in Liverpool in July.

Revenue in Continental Europe was 15.4% higher than the previous period at €41.1 million. Rental revenue grew by 11.9%, while services revenue grew by 23.1%. Within rental revenue, power increased by 17.9%; temperature control increased by 3.6%; and oil-free air increased by 0.1%. The trading loss decreased by €0.4 million over the previous period.

Performance in most of the areas in Continental Europe was encouraging with particularly strong growth in Benelux and Spain. Across Continental Europe, revenues grew strongly over the prior year in the construction, oil and gas and entertainment sectors. The growth in these sectors more than offset falls in both the manufacturing and services sector.

The trading margin in Europe was 0.9% (2005: 0.8%). Ongoing costs related to the finalisation of the implementation of our new ERP system continue to impact margins as the implementation in Northern Europe, planned towards the end of the roll-out programme, is the largest and most complex of our local businesses, with very high transaction volumes. This implementation has now been successfully completed, and we expect to see an improvement in margins going forward as these one-off costs drop away. We have also had to make significant operational investments in building resources to support our utilities business in Northern Europe.

# Operating and Financial Review continued

The European business has for many years been highly seasonal, with most of the profits being made in the second half. We have had a strong start to the summer trading season, and revenues in the first two months of the second half have been well ahead of last year. Given this strong start we expect performance in the second half, and for the year as a whole, to be materially better than 2005.

### Local business: Aggreko International

| | 2006 $ million | 2005 $ million | Change % |
|---|---|---|---|
| Revenue | **63.1** | 45.2 | 39.8% |
| Trading profit | **13.4** | 8.8 | 52.4% |

The Local businesses in the Middle East, Singapore, Australia, New Zealand, Hong Kong and Brazil had a very strong first half. In aggregate, period-on-period revenue grew by 39.8% to $63.1 million, which resulted in trading profit growth of 52.4% to $13.4 million and a trading margin of 21.2% as against 19.4% in 2005.

The businesses in the Middle East and Australia produced another excellent performance. Increased oil revenues continue to drive development of new infrastructure projects in the Middle East, particularly in the UAE, Saudi Arabia and Qatar; while in Australia the robust demand for commodities and high levels of utility shutdown maintenance work have resulted in strong revenue growth. Our business in Singapore continued to benefit from the high levels of activity in shipping; while revenues in our Brazilian business continue to grow, driven by the oil and gas sector. During the first quarter, we opened a new depot in Hong Kong to capitalise on the strong shipping and industrial sectors, as well as providing a gateway in the longer term to generating projects in China.

We expect Aggreko International's Local businesses to continue to grow year-on-year in the second half, although the rate of growth is likely to be slower than in the first half.

### International Power Projects: Aggreko International

In the International Power Projects business, the strong momentum built in the second half of 2005 carried through to the first half.

| | 2006 $ million | 2005 $ million | Change % |
|---|---|---|---|
| Revenue (excluding pass-through fuel) | **95.8** | 68.5 | 40.0% |
| Trading profit (excluding pass-through fuel) | **17.8** | 14.7 | 20.1% |

International Power Projects' revenue, excluding pass-through fuel, grew by 40.0% to $95.8 million in the first six months of 2006 while trading profits increased by 20.1% to $17.8 million.

The revenue growth reflects the benefit of new contracts signed in 2005 and the number of existing contracts being extended. In addition, the business has been successful in winning new contracts across many parts of the world, a pleasing number of which have been from returning customers. These repeat wins are a tribute to the operational excellence of our team in the International Power Projects business.

In terms of geography, our African business delivered very strong growth and, while much of this has been focussed on East Africa where low rainfall has led to serious shortages of hydro-power, we have won numerous contracts throughout the continent. The biggest contract win during the first half was a contract to supply 100MW of power in Kenya. We also secured an additional 50MW power contract in Uganda, supplementing our first 50MW contract which has been running since mid 2005.

The performance of the International Power Projects business in Asia was also encouraging after several years of building capability and relationships in the region. Contracts are now running in several countries, including South Korea, Indonesia and Malaysia. Our South American business has continued to strengthen its position, while the business in the Middle East has been boosted by two 50MW contract wins in Yemen. The military business has continued to perform well and revenue is ahead of the prior period with additional equipment delivered to existing contracts, many of which are being extended, and by the award of three new military contracts including one supporting European peace-keeping efforts in the Democratic Republic of Congo.

Our strategy of investing in developing and building gas power generators has enabled us to secure our first large gas-powered contract in Tanzania in July. This contract is for 40MW of power to be supplied to The Tanzanian Electric Supply Company over a two year period, using gas from the offshore Songo Songo gas field.

The large number of new contract wins led to a high level of mobilisation costs as a proportion of revenues and consequently the trading margin, excluding pass-through fuel, fell from 21.7% in 2005 to 18.6%. We do not expect mobilisation costs to be as high in the second half and we will also receive the full contribution of revenue and profits from these new contracts which we expect will lead to an improvement in the trading margin relative to the first half.

With the new contracts secured in the first half, and with many existing contracts extending, we anticipate a strong performance from our International Power Projects business in the second half.

## Financial Review

### Currency Translation
The net overall impact of exchange rates on currency translation in the first six months of 2006 was to increase revenue and operating profit by £5.2 million and £0.9 million respectively. Set out in the table below are the principal exchange rates affecting the Group's overseas profits and net assets.

**Per £ Sterling**

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Average | Period End | Average | Period End |
| **Principal Exchange Rates** | | | | |
| United States dollar | 1.79 | 1.84 | 1.87 | 1.77 |
| Euro | 1.46 | 1.45 | 1.46 | 1.48 |
| **Other Operational Exchange Rates** | | | | |
| UAE Dirhams | 6.58 | 6.77 | 6.87 | 6.51 |
| Australian dollar | 2.41 | 2.48 | 2.42 | 2.35 |

(Source: Reuters)

### Interest
The net interest charge for the first half of 2006 was £2.8 million, an increase of £1.0 million on 2005, reflecting the higher level of net debt and rising global interest rates during the period. Interest cover increased to 11.5 times from 10.1 times in 2005.

### Effective Tax Rate
The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 36.0% as compared with 33.5% in the same period last year. This increase in the tax rate largely reflects the changes in the regional mix of profits.

### Dividends
Based on the proposed interim dividend of 2.53 pence per ordinary share, an increase of 8.0% as compared with the same period in 2005, dividend cover is 2.8 times (30 June 2005: 1.8 times).

### Cashflow
The net cash inflow from operations during the first six months of 2006 totalled £60.5 million (2005: £36.0 million). EBITDA (earnings before interest, taxes, depreciation and amortisation) for the period amounted to £67.5 million, up 40.5% on 2005. This funded capital expenditure of £70.6 million, which was up £41.5 million on the same period in 2005 reflecting increased investment in our rental fleet to support the growth of the business. Net debt increased by £27.3 million during the period and, at £130.2 million, is £30.5 million higher than at 30 June 2005. As a result of the increase in net debt, gearing (net debt as a percentage of equity) at 30 June 2006 increased to 61% from 54% at 30 June 2005.

### Shareholders' Equity

Shareholders' equity increased by £4.8 million to £213.0 million in the six months ended 30 June 2006, represented by the net assets of the Group of £343.2 million before net debt of £130.2 million. The movements in shareholders' equity are analysed in the table below:

## Movements in Shareholders' Equity

| | £ million | £ million |
|---|---|---|
| As at 1 January 2006 | | 208.2 |
| Profit for the financial period | 19.0 | |
| Dividend[1] | (10.0) | |
| Retained earnings | | 9.0 |
| New share capital subscribed | | 0.1 |
| Credit in respect of employee share awards | | 1.8 |
| Actuarial gains on retirement benefits | | 1.9 |
| Currency translation difference | | (9.1) |
| Other[2] | | 1.1 |
| **As at 30 June 2006** | | **213.0** |

(1) Reflects the dividend of 3.77 pence per share (2005: 3.57 pence) that was paid during the period.
(2) Other includes tax on items taken directly to reserves and movements in the hedging reserve.

### Auditors

During the period, the Company carried out a competitive tender in relation to the provision of external audit services. Following the outcome of this exercise the Board, on the recommendation of the Audit Committee, will propose a resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors at the next Annual General Meeting.

### Shareholder information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be down loaded for easy analysis. The website also carries further detail about our Strategy Review, as well as all recent Stock Exchange announcements.



**Rupert Soames**
Chief Executive



**Angus Cockburn**
Finance Director

14 September 2006

# Group Income Statement

For the six months ended 30 June 2006 (unaudited)

| | Notes | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
|---|---|---|---|---|
| **Revenue** | 4 | 238.0 | 167.2 | 417.7 |
| Operating expenses | | (205.6) | (148.8) | (357.0) |
| **Operating profit** | 4 | 32.4 | 18.4 | 60.7 |
| Finance costs | | | | |
| – Interest expense | | (3.2) | (1.9) | (4.8) |
| – Interest income | | 0.4 | 0.1 | 0.5 |
| **Profit before taxation** | | 29.6 | 16.6 | 56.4 |
| Taxation | 7 | | | |
| – UK | | (2.4) | (1.1) | (6.1) |
| – Overseas | | (8.2) | (4.5) | (13.6) |
| **Profit for the period** | | 19.0 | 11.0 | 36.7 |

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

| **Earnings per share (pence)** | | | | |
|---|---|---|---|---|
| Basic | 6 | 7.14 | 4.16 | 13.81 |
| Diluted | 6 | 7.08 | 4.13 | 13.72 |

# Group Statement of Recognised Income and Expense

For the six months ended 30 June 2006 (unaudited)

| | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
|---|---|---|---|
| **Profit for the period** | 19.0 | 11.0 | 36.7 |
| Actuarial gains/(losses) on retirement benefits | 1.9 | (2.4) | (7.9) |
| Movement of deferred tax on pension liability | (0.6) | 0.7 | 2.4 |
| Cashflow hedges (net of deferred tax) | 1.3 | (1.1) | (0.4) |
| Net exchange (losses)/gains offset in reserves | (9.1) | 9.1 | 14.1 |
| **Total recognised income for the period** | 12.5 | 17.3 | 44.9 |
| Prior year adjustment for implementation of IAS 39 | – | 0.6 | 0.6 |
| **Total recognised income since last annual Accounts** | 12.5 | 17.9 | 45.5 |

# Group Balance Sheet

As at 30 June 2006 (unaudited)

| | Notes | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Intangible assets | | 1.4 | 1.8 | 1.5 |
| Property, plant and equipment | | 315.5 | 272.4 | 294.9 |
| Financial assets | | 1.1 | 0.5 | 0.7 |
| Deferred tax asset | | 0.4 | 0.2 | 0.4 |
| | | 318.4 | 274.9 | 297.5 |
| **Current assets** | | | | |
| Inventories | | 38.4 | 31.6 | 35.7 |
| Trade and other receivables | | 121.2 | 88.4 | 114.0 |
| Financial assets | | 0.9 | 0.1 | 0.1 |
| Cash and cash equivalents | 3 | 8.6 | 6.4 | 8.3 |
| Current tax assets | | 2.5 | 4.2 | 1.6 |
| | | 171.6 | 130.7 | 159.7 |
| **Total assets** | | 490.0 | 405.6 | 457.2 |
| **Current liabilities** | | | | |
| Financial liabilities | | | | |
| – Borrowings | 8 | (56.2) | (5.0) | (9.5) |
| – Derivative financial instruments | | – | (1.1) | (0.6) |
| Trade and other payables | | (98.2) | (72.3) | (93.7) |
| Current tax liabilities | | (10.5) | (7.1) | (10.4) |
| Provisions | 9 | (0.3) | (3.5) | (0.8) |
| | | (165.2) | (89.0) | (115.0) |
| **Non-current liabilities** | | | | |
| Financial liabilities | | | | |
| – Borrowings | 8 | (82.6) | (101.1) | (101.7) |
| – Derivative financial instruments | | (0.1) | (0.5) | (0.2) |
| Deferred tax liabilities | | (12.5) | (18.1) | (14.2) |
| Retirement benefit obligation | | (15.6) | (12.7) | (16.8) |
| Provisions | 9 | (1.0) | (0.8) | (1.1) |
| | | (111.8) | (133.2) | (134.0) |
| **Total liabilities** | | (277.0) | (222.2) | (249.0) |
| **Net assets** | | 213.0 | 183.4 | 208.2 |
| **Shareholders' equity** | | | | |
| Share capital | | 53.8 | 53.6 | 53.8 |
| Share premium | | 6.9 | 6.1 | 6.8 |
| Treasury shares | | (6.5) | (6.5) | (6.5) |
| Capital redemption reserve | | 0.1 | 0.1 | 0.1 |
| Hedging reserve | | 1.3 | (1.0) | – |
| Foreign exchange reserve | | (14.3) | (10.2) | (5.2) |
| Retained earnings | | 171.7 | 141.3 | 159.2 |
| **Total shareholders' equity** | | 213.0 | 183.4 | 208.2 |

# Group Cash Flow Statement

For the six months ended 30 June 2006 (unaudited)

| | Notes | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Cash generated from operations | 2 | 60.5 | 36.0 | 101.9 |
| Tax paid | | (12.2) | (7.3) | (18.3) |
| Net cash generated from operating activities | | 48.3 | 28.7 | 83.6 |
| **Cash flows from investing activities** | | | | |
| Purchases of property, plant and equipment (PPE) | | (70.6) | (29.0) | (80.1) |
| Proceeds from sale of PPE | | 2.7 | 1.1 | 3.8 |
| Purchase of intangible assets | | – | (0.1) | (0.1) |
| Net cash used in investing activities | | (67.9) | (28.0) | (76.4) |
| **Cash flows from financing activities** | | | | |
| Net proceeds from issue of ordinary shares | | 0.1 | 0.1 | 1.0 |
| Net increase in borrowings | | 32.4 | 12.9 | 15.9 |
| Interest received | | 0.4 | 0.1 | 0.5 |
| Interest paid | | (3.0) | (1.7) | (4.6) |
| Dividends paid to shareholders | | (10.0) | (9.5) | (15.7) |
| Purchase of treasury shares | | – | (3.2) | (3.2) |
| Net cash generated from/(used in) financing activities | | 19.9 | (1.3) | (6.1) |
| **Net increase/(decrease) in cash and cash equivalents** | | 0.3 | (0.6) | 1.1 |
| Cash and cash equivalents at beginning of the period | | 6.0 | 4.9 | 4.9 |
| Exchange loss on cash and cash equivalents | | (0.1) | (0.1) | – |
| **Cash and cash equivalents at end of the period** | 3 | 6.2 | 4.2 | 6.0 |

# Reconciliation of net cash flow to movement in net debt

For the six months ended 30 June 2006 (unaudited)

| | Notes | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
|---|---|---|---|---|
| Increase/(decrease) in cash and cash equivalents | | 0.3 | (0.6) | 1.1 |
| Cash inflow from movement in debt | | (32.4) | (12.9) | (15.9) |
| Changes in net debt arising from cash flows | | (32.1) | (13.5) | (14.8) |
| Exchange gains/(losses) | | 4.8 | (4.1) | (6.0) |
| Movement in net debt in period | | (27.3) | (17.6) | (20.8) |
| Net debt at beginning of period | | (102.9) | (82.1) | (82.1) |
| **Net debt at end of period** | 8 | (130.2) | (99.7) | (102.9) |

# Notes to the Interim Accounts

For the six months ended 30 June 2006 (unaudited)

## 1 Basis of preparation of interim Accounts

i. This interim financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The interim Accounts have been prepared on the basis of the principal accounting policies as set out on pages 63 to 69 of the Group's 2005 Annual Report and Accounts. As permitted, the Group has chosen not to adopt IAS 34 – Interim Financial Statements, in preparing these interim financial statements, and therefore this information is not wholly compliant with International Financial Reporting Standards.

ii. The results for the half years to 30 June 2006 and 2005 are unaudited but have been reviewed by the Group's auditors, whose report is on page 19.

iii. The statutory Accounts for 2005 have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

## 2 Cashflow from operating activities

| | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
|---|---|---|---|
| Profit for the period | 19.0 | 11.0 | 36.7 |
| Adjustments for: | | | |
| Tax | 10.6 | 5.6 | 19.7 |
| Depreciation | 34.9 | 29.6 | 63.0 |
| Amortisation of intangibles | 0.2 | 0.1 | 0.4 |
| Interest income | (0.4) | (0.1) | (0.5) |
| Interest expense | 3.2 | 1.9 | 4.8 |
| Profit on sale of PPE | (1.7) | (0.6) | (1.1) |
| Share based payment | 0.2 | 0.1 | 2.5 |
| Changes in working capital (excluding the effects of exchange differences on consolidation): | | | |
| Increase in inventories | (4.1) | (5.6) | (9.0) |
| Increase in trade and other receivables | (11.4) | (14.4) | (35.9) |
| Increase in trade and other payables | 9.9 | 10.1 | 25.4 |
| Net movements in provisions for liabilities and charges | (0.6) | (1.8) | (4.2) |
| Net retirement benefit cost | 0.7 | 0.1 | 0.1 |
| Cash generated from operations | 60.5 | 36.0 | 101.9 |

## 3 Cash and cash equivalents

| | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|
| Cash at bank and in hand | 8.2 | 5.7 | 7.9 |
| Short-term bank deposits | 0.4 | 0.7 | 0.4 |
| | 8.6 | 6.4 | 8.3 |

Cash and bank overdrafts include the following for the purposes of the cashflow statement:

| | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|
| Cash and cash equivalents | 8.6 | 6.4 | 8.3 |
| Bank overdrafts (Note 8) | (2.4) | (2.2) | (2.3) |
| | 6.2 | 4.2 | 6.0 |

For the six months ended 30 June 2006 (unaudited)

## 4 Segmental reporting

(a) Revenue by segment

| | Total revenue | | | Inter-segment revenue | | | External revenue | | |
|---|---|---|---|---|---|---|---|---|---|
| | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
| Northern Europe | 30.5 | 26.8 | 58.7 | – | – | – | 30.5 | 26.8 | 58.7 |
| Continental Europe | 28.3 | 24.4 | 56.0 | – | – | 0.1 | 28.3 | 24.4 | 55.9 |
| North America | 72.4 | 50.4 | 141.8 | 0.2 | – | 0.1 | 72.2 | 50.4 | 141.7 |
| Middle East, Asia-Pacific, South America | 35.4 | 24.2 | 52.5 | 0.2 | 0.1 | 0.5 | 35.2 | 24.1 | 52.0 |
| **Local Business** | 166.6 | 125.8 | 309.0 | 0.4 | 0.1 | 0.7 | 166.2 | 125.7 | 308.3 |
| **International Power Projects** | 72.5 | 42.0 | 110.7 | 0.7 | 0.5 | 1.3 | 71.8 | 41.5 | 109.4 |
| Eliminations | (1.1) | (0.6) | (2.0) | (1.1) | (0.6) | (2.0) | – | – | – |
| **Group** | 238.0 | 167.2 | 417.7 | – | – | – | 238.0 | 167.2 | 417.7 |

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

International Power Projects is a global segment administered from Dubai. At the period end the assets of the International Power Projects segment are predominantly located in the Middle East, Asia-Pacific, South America and Africa.

(b) Profit by segment

| | Trading profit/(loss) | | | Gain on sale of PPE | | | Operating profit/(loss) | | |
|---|---|---|---|---|---|---|---|---|---|
| | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million | 6 months ended 30 June 2006 £ million | 6 months ended 30 June 2005 £ million | Year ended 31 Dec 2005 £ million |
| Northern Europe | 1.0 | 1.2 | 4.5 | 0.3 | 0.1 | 0.2 | 1.3 | 1.3 | 4.7 |
| Continental Europe | (0.5) | (0.8) | 0.9 | 0.1 | 0.1 | 0.3 | (0.4) | (0.7) | 1.2 |
| North America | 12.3 | 4.9 | 26.5 | 1.2 | 0.3 | 0.3 | 13.5 | 5.2 | 26.8 |
| Middle East, Asia-Pacific, South America | 7.5 | 4.7 | 9.5 | – | 0.1 | 0.1 | 7.5 | 4.8 | 9.6 |
| **Local Business** | 20.3 | 10.0 | 41.4 | 1.6 | 0.6 | 0.9 | 21.9 | 10.6 | 42.3 |
| **International Power Projects** | 10.4 | 7.8 | 18.2 | 0.1 | – | 0.2 | 10.5 | 7.8 | 18.4 |
| **Group** | 30.7 | 17.8 | 59.6 | 1.7 | 0.6 | 1.1 | 32.4 | 18.4 | 60.7 |
| Finance costs – net | | | | | | | (2.8) | (1.8) | (4.3) |
| **Profit before taxation** | | | | | | | 29.6 | 16.6 | 56.4 |
| Taxation | | | | | | | (10.6) | (5.6) | (19.7) |
| **Profit for the period** | | | | | | | 19.0 | 11.0 | 36.7 |

## 5 Dividends

The dividends paid in the period were:

| | 6 months ended 30 June 2006 | 6 months ended 30 June 2005 | Year ended 31 Dec 2005 |
|---|---|---|---|
| Total dividend (£ million) | 10.0 | 9.5 | 15.7 |
| Dividend per share (pence) | 3.77 | 3.57 | 5.91 |

An interim dividend in respect of 2006 of 2.53 pence (2005: 2.34 pence), amounting to a total dividend of £6.7 million (2005: £6.2 million) was declared during the period.

## 6 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

| | 30 June 2006 | 30 June 2005 | 31 Dec 2005 |
|---|---|---|---|
| Profit for the period (£ million) | 19.0 | 11.0 | 36.7 |
| Weighted average number of ordinary shares in issue (million) | 265.5 | 265.8 | 265.3 |
| Basic earnings per share (pence) | 7.14 | 4.16 | 13.81 |

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

| | 30 June 2006 | 30 June 2005 | 31 Dec 2005 |
|---|---|---|---|
| Profit for the period (£ million) | 19.0 | 11.0 | 36.7 |
| Weighted average number of ordinary shares in issue (million) | 265.5 | 265.8 | 265.3 |
| Adjustment for share options (million) | 2.3 | 1.5 | 1.8 |
| Diluted weighted average number of ordinary shares in issue (million) | 267.8 | 267.3 | 267.1 |
| Diluted earnings per share (pence) | 7.08 | 4.13 | 13.72 |

## 7 Taxation

The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2006 which is currently estimated to be 36.0% (2005: 33.5%).

## 8 Financial assets/liabilities

| | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|
| **Non-current** | | | |
| Bank borrowings | 82.6 | 101.1 | 101.7 |
| **Current** | | | |
| Bank overdrafts | 2.4 | 2.2 | 2.3 |
| Bank borrowings | 53.8 | 2.8 | 7.2 |
| | 56.2 | 5.0 | 9.5 |
| **Total borrowings** | 138.8 | 106.1 | 111.2 |
| Short-term deposits | (0.4) | (0.7) | (0.4) |
| Cash at bank and in hand | (8.2) | (5.7) | (7.9) |
| **Net borrowings** | 130.2 | 99.7 | 102.9 |

The bank overdrafts and borrowings are all unsecured.

**The maturity of financial liabilities**

The maturity profile of the borrowings was as follows:

| | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|
| Within 1 year, or on demand | 56.2 | 5.0 | 9.5 |
| Between 1 and 2 years | – | 49.9 | 49.0 |
| Between 2 and 3 years | 82.6 | – | – |
| Between 3 and 4 years | – | 51.2 | 52.7 |
| Between 4 and 5 years | – | – | – |
| | 138.8 | 106.1 | 111.2 |

# Notes to the Interim Accounts continued

For the six months ended 30 June 2006 (unaudited)

## 9 Provisions

| | Reorganisation and restructuring £ million | Legal indemnity employee termination benefit £ million | Total £ million |
|---|---|---|---|
| At 1 January 2006 | 1.6 | 0.3 | 1.9 |
| Utilised during the period | (0.6) | – | (0.6) |
| **At 30 June 2006** | **1.0** | **0.3** | **1.3** |

| | 30 June 2006 £ million | 30 June 2005 £ million | 31 Dec 2005 £ million |
|---|---|---|---|
| **Analysis of total provisions** | | | |
| Current | 0.3 | 3.5 | 0.8 |
| Non-current | 1.0 | 0.8 | 1.1 |
| Total provisions | 1.3 | 4.3 | 1.9 |

(i) The provision for reorganisation and restructuring comprises the estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of 2007.

(ii) The provision for legal indemnity employee termination benefit relates to a statutory employee termination benefit scheme in France. The provision is expected to be utilised within 20 years.

## 10 Statement of changes in equity

| | Attributable to equity holders of the company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Ordinary share capital £ million | Share premium account £ million | Treasury shares £ million | Capital redemption reserve £ million | Hedging reserve £ million | Foreign exchange reserve (translation) £ million | Retained earnings £ million | Total equity £ million |
| Balance at 1 January 2006 | 53.8 | 6.8 | (6.5) | 0.1 | – | (5.2) | 159.2 | 208.2 |
| Net movement in foreign currency cash flow hedge | – | – | – | – | 1.5 | – | – | 1.5 |
| Net movement on interest rate swaps | – | – | – | – | 0.4 | – | – | 0.4 |
| Currency translation differences | – | – | – | – | – | (9.1) | – | (9.1) |
| Current tax on items taken to or transferred from equity | – | – | – | – | – | – | (0.1) | (0.1) |
| Deferred tax on items taken to or transferred from equity | – | – | – | – | (0.6) | – | (0.1) | (0.7) |
| Actuarial gains on retirement benefits | – | – | – | – | – | – | 1.9 | 1.9 |
| Credit in respect of employee share awards | – | – | – | – | – | – | 1.8 | 1.8 |
| New share capital subscribed (Note (i)) | – | 0.1 | – | – | – | – | – | 0.1 |
| Profit for the period | – | – | – | – | – | – | 19.0 | 19.0 |
| Total recognised income/(loss) for the period | – | 0.1 | – | – | 1.3 | (9.1) | 22.5 | 14.8 |
| Dividends paid during period | – | – | – | – | – | – | (10.0) | (10.0) |
| **Balance at 30 June 2006** | **53.8** | **6.9** | **(6.5)** | **0.1** | **1.3** | **(14.3)** | **171.7** | **213.0** |

(i) During the period 51,397 Ordinary Shares of 20 pence each have been issued at prices ranging from £1.05 to £1.89.

## 11 Date of approval

The interim Accounts were approved by the Board of Directors on 14 September 2006.

# Independent Review Report to Aggreko plc

**Introduction**
We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the income statement, statement of recognised income and expense, balance sheet as at 30 June 2006, cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

**Directors' responsibilities**
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

**Review work performed**
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**Review conclusion**
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP

Chartered Accountants
Glasgow
14 September 2006

# Shareholder Information

### Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £15. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available to UK residents. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

### Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2006.

### Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the Shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by Shareholders. The Registrar also offers a share dealing service to existing Shareholders.

### Officers and Advisers

**Secretary and Registered Office**
A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

**Registrars and Transfer Office**
Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

**Stockbrokers**
ABN Amro – Hoare Govett – London
Citibank Global Markets – London

**Auditors**
PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

### Financial Calendar

| | 6 months ended 30 June 2006 | Year ending 31 December 2006 |
|---|---|---|
| Results announced | 14 September 2006 | Early March 2007 |
| Report posted | 27 September 2006 | Mid March 2007 |
| Annual General Meeting | | Late April 2007 |
| Ex-dividend date | 18 October 2006 | Late April 2007 |
| Dividend record date | 20 October 2006 | Late April 2007 |
| Dividend payment date | 17 November 2006 | Late May 2007 |

# Financial Summary

| Half Year | Jun 02 | Jun 03 | Jun 04 | Jun 05 | Jun 06 |
|---|---|---|---|---|---|
| Revenue (£ million) | 167.7 | 159.3 | 150.8 | 167.2 | 238.0 |
| Trading profit (£ million) | 26.3 | 17.8 | 16.8 | 17.8 | 30.7 |
| Trading margin (%) | 15.7 | 11.2 | 11.1 | 10.7 | 12.9 |
| Finance cost (£ million) | (3.1) | (2.4) | (1.8) | (1.8) | (2.8) |
| Profit before tax (£ million) | 25.6 | 17.2 | 15.7 | 16.6 | 29.6 |
| Diluted earnings per share (pence) | 6.04 | 4.36 | 3.98 | 4.13 | 7.08 |
| Net operating assets (£ million) | 338.6 | 344.5 | 306.3 | 321.8 | 383.2 |
| Net debt (£ million) | (134.0) | (131.8) | (97.9) | (99.7) | 130.2 |
| Shareholders' equity (£ million) | 169.4 | 180.4 | 171.9 | 183.4 | 213.0 |

| Full Year | Dec 02 | Dec 03 | Dec 04 | Dec 05 |
|---|---|---|---|---|
| Revenue (£ million) | 340.1 | 331.8 | 323.6 | 417.7 |
| Trading profit (£ million) | 58.2 | 42.1 | 45.1 | 59.6 |
| Trading margin (%) | 17.1 | 12.7 | 13.9 | 14.3 |
| Finance cost (£ million) | (6.1) | (4.6) | (3.9) | (4.3) |
| Profit before tax (£ million) | 55.1 | 40.1 | 42.5 | 56.4 |
| Diluted earnings per share (pence) | 13.02 | 10.14 | 10.79 | 13.72 |
| Net operating assets (£ million) | 328.0 | 323.7 | 296.8 | 356.5 |
| Net debt (£ million) | (117.2) | (99.9) | (82.1) | (102.9) |
| Shareholders' equity (£ million) | 173.6 | 185.9 | 178.5 | 208.2 |

(1) Trading profit represents operating profit before gain on sale of property, plant and equipment.



Head office
**Aggreko plc**
121 West Regent Street
Glasgow G2 2SD
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
**www.aggreko.com**